Filed pursuant to General Instruction II.L of Form F-10
File No. 333-137221
This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus dated September 15, 2006 to which it relates (the “Prospectus”), and each document incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated therein by reference may be obtained on request without charge from the Secretary of Pengrowth Corporation at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4, telephone: 1-800-223-4122, or by accessing disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Québec, the Prospectus and this Prospectus Supplement contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Pengrowth at the above-mentioned address and telephone number.
Prospectus Supplement
To the Short Form Base Shelf Prospectus dated September 15, 2006

New Issue	September 20, 2006
PENGROWTH ENERGY TRUST
$420,021,000
18,585,000 Trust Units
We are offering 18,585,000 trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) at a price of $22.60 per Trust Unit. The offering price for the Trust Units was determined by negotiation between the Trust and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch Canada Inc., HSBC Securities (Canada) Inc., Sprott Securities Inc., Canaccord Capital Corporation, Raymond James Ltd., Dundee Securities Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the “Underwriters”). We have also granted to the Underwriters option (the “Underwriters’ Option”), exercisable in whole or in part until 4:00 p.m. (Calgary time) on the day before the Closing Date (as defined below), to purchase up to an additional 4,725,000 Trust Units at the per Trust Unit price set out above. See “Plan of Distribution”.
Investing in the Trust Units involves risks. See “Risk Factors” beginning on page S-15 of the Prospectus Supplement and page 17 of the accompanying Prospectus.
The outstanding Trust Units are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “PGH” and on the Toronto Stock Exchange (“TSX”) under the symbol “PGF.UN”. On September 15, 2006, the last trading day prior to the announcement of this offering, the closing price of the Trust Units on the NYSE was US$20.83 per Trust Unit and the closing price of the Trust Units on the TSX was Cdn$23.35 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units offered by this Prospectus Supplement. Listing will be subject to our fulfillment of all the listing requirements of the TSX on or before December 18, 2006.
Further particulars concerning the attributes of the Trust Units are set out under “Description of Trust Units” in the accompanying Prospectus, which provides for the issuance from time to time of up to $2,000,000,000 of Trust Units and/or subscription receipts over a 25-month period.

	Price to	Underwriters’	Net Proceeds
	the Public	Fee(1)(2)	to the Trust(2)(3)

Per Trust Unit	$22.60	$1.13	$21.47
Total	$420,021,000	$21,001,050	$399,019,950

Notes:

(1)	The Underwriters’ fee represents 5% of the offering price of the Trust Units.

(2)	Assuming no exercise of the Underwriters’ Option. In the event the Underwriters’ Option is exercised in full, the gross proceeds to the Trust will increase to $526,806,000, the Underwriters’ fee will increase to $26,340,300 and the net proceeds to the Trust of the offering will increase to $500,465,700 (before deducting the expenses of this offering).

(3)	Before deducting the expenses of this offering estimated to be approximately $1,500,000.

     The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters by Bennett Jones LLP on our behalf and by Fraser Milner Casgrain LLP on behalf of the Underwriters. See “Plan of Distribution”.
      Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and we reserve the right to close the subscription books at any time without notice. It is expected that the certificates representing the Trust Units offered by this Prospectus Supplement will be available for delivery at closing. The closing of this offering is anticipated to occur on or about September 28, 2006 or such other date as may be agreed upon by us and the Underwriters (the “Closing Date”), but in any event not later than September 29, 2006. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open markets. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
      Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is a subsidiary of a Canadian chartered bank which is one of our lenders and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. The net proceeds from this offering may be used to reduce our indebtedness to such bank. See “Relationship between the Trust and the Underwriters”, “Use of Proceeds” and “Consolidated Capitalization”.
      Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these Trust Units nor passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offence.
      We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies or trusts. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our annual consolidated financial statements incorporated by reference in the Prospectus.
      The SEC permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included herein and in the documents incorporated by reference herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.
      You should be aware that the purchase, holding or disposition of the Trust Units may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion in the Prospectus fully, and obtain independent tax advice as necessary.
      Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, most of the officers and directors of the Corporation (as defined below) and most of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.
      The return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment made by a Unitholder is at risk, and the anticipated return on the Unitholder’s investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, working capital requirements and future capital requirements, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future, and that decline may be significant. You should also consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions you would receive. See “Risk Factors” herein and in the Prospectus. This section also describes our assessment of those risk factors, as well as potential consequences to you if a risk should occur.
      The after-tax return from an investment in Trust Units to Unitholders, for Canadian income tax purposes, can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting an investor’s after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Trust Unit for purposes of the Tax Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act will be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances. See “Distributions” in the Prospectus.
      The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, are not registered under any trust and loan company legislation as we do not carry on, or intend to carry on, the business of a trust company.

TABLE OF CONTENTS

Page

Definitions, Abbreviations and Other Matters	S-4
Important Notice about Information in this Prospectus Supplement and the Accompanying Prospectus	S-6
Documents Incorporated by Reference in the Prospectus	S-6
Forward-Looking Statements	S-7
Where You Can Find More Information	S-9
Currency Exchange Rates	S-9
Recent Developments	S-9
Use of Proceeds	S-13
Consolidated Capitalization	S-13
Plan of Distribution	S-14
Relationship between the Trust and the Underwriters	S-14
Risk Factors	S-15
Eligibility for Investment	S-15
Legal Matters	S-15
Interest of Experts	S-15
Purchasers’ Statutory Rights	S-16
Certificates of Pengrowth	S-17
Certificate of the Underwriters	S-18
SCHEDULE A — SUMMARY PENGROWTH RESERVES INFORMATION, BASE AND PRO FORMA THE CARSON CREEK ACQUISITION AND THE STRATEGIC BUSINESS COMBINATION WITH ESPRIT ENERGY TRUST (CONSTANT PRICING)	A-1
SCHEDULE B — SUMMARY PENGROWTH RESERVES INFORMATION, BASE AND PRO FORMA THE CARSON CREEK ACQUISITION AND THE STRATEGIC BUSINESS COMBINATION WITH ESPRIT ENERGY TRUST (STRIP PRICING)	B-1
SCHEDULE C — PENGROWTH BASE UPDATED RESERVES INFORMATION (CONSTANT PRICING)	C-1
SCHEDULE D — CARSON CREEK PROPERTIES RESERVES INFORMATION (CONSTANT PRICING)	D-1
SCHEDULE E — ESPRIT BUSINESS COMBINATION RESERVES INFORMATION (CONSTANT PRICING)	E-1
SCHEDULE F — PENGROWTH PRO FORMA RESERVES INFORMATION (CONSTANT PRICING)	F-1
SCHEDULE G — PENGROWTH BASE UPDATED RESERVES INFORMATION (STRIP PRICING)	G-1
SCHEDULE H — CARSON CREEK PROPERTIES RESERVES INFORMATION (STRIP PRICING)	H-1
SCHEDULE I — ESPRIT BUSINESS COMBINATION RESERVES INFORMATION (STRIP PRICING)	I-1
SCHEDULE J — PENGROWTH PRO FORMA RESERVES INFORMATION (STRIP PRICING)	J-1
SCHEDULE K — PRICING ASSUMPTIONS	K-1
DEFINITIONS, ABBREVIATIONS AND OTHER MATTERS
      All dollar amounts in this Prospectus Supplement and in the Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars.
      Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement or in the Prospectus is determined using Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. “U.S. GAAP” means generally accepted accounting principles in the United States. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our comparative consolidated financial statements, Esprit Energy Trust’s (“Esprit”) comparative consolidated financial statements, and the pro forma consolidated financial statements after giving effect to the merger with Esprit, which are all incorporated by reference in the Prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our comparative audited consolidated financial statements for a discussion of the principal differences between financial results calculated under Canadian GAAP and under U.S. GAAP.
      In this Prospectus Supplement and the Schedules hereto, the following terms shall have the following meanings:
“API” means American Petroleum Institute;
“bbl”, “bbls”, “mbbls”, and “mmbbls” refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;
“bblpd” refers to barrels per day;
“boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively;
“boepd” refers to barrels of oil equivalent per day;
“Corporation” refers to Pengrowth Corporation, a corporation existing under the laws of the Province of Alberta;
“Gross” with respect to production and reserves refers to the total production and reserves attributable to a property before the deduction of royalties and with respect to land and wells refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;
“$MM” refers to millions of dollars;
“mmbtu” refers to a million british thermal units;
“mcf ”, “mmcf ” and “bcf ” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;
“mmcfpd” refers to millions of cubic feet per day;
“Net” refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;
“NGLs” refers to natural gas liquids;
“Pengrowth Interest” refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;
“Probable Reserves” refers to those additional reserves that are less likely to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves plus Probable Reserves;
“Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;
“Reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;
“royalty interest” refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;
“Total Proved Plus Probable Reserves” means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties; and
“Tax Act” refers to the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended from time to time;
“Trust” refers to Pengrowth Energy Trust, an oil and gas royalty trust existing under the laws of the Province of Alberta;
“Trust Unit” refers to a trust unit of the Trust, but does not include the Class A trust units of the Trust;
“Unitholders” refers to the holders of Trust Units and, to the extent the context requires, the Class A trust units of the Trust; and

“we”, “us”, “our” and “Pengrowth” refer to Pengrowth Energy Trust and Pengrowth Corporation on a consolidated basis as the context requires.
“working interest” refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.
IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
      This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units we are offering and adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Trust Units we are offering.
      This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Trust Units offered hereby. Other documents are also incorporated by reference or deemed to be incorporated by reference into the Prospectus. See “Documents Incorporated by Reference in the Prospectus” herein for a list of all documents incorporated by reference herein and in the Prospectus.
DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS
      Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Corporation at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4 (telephone: 1-800-223-4122). For the purpose of the Province of Québec, the Prospectus and this Prospectus Supplement contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation at the above-mentioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
      The following documents of the Trust filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into the Prospectus:

(a)	the annual information form of the Trust dated March 29, 2006 for the year ended December 31, 2005;

(b)	the Information Circular — Proxy Statement dated May 16, 2006 for the annual and special meeting of Unitholders held on June 23, 2006;

(c)	the revised Management’s Discussion and Analysis for the year ended December 31, 2005, which was filed on SEDAR on September 15, 2006;

(d)	the comparative consolidated annual financial statements for the year ended December 31, 2005, together with the notes thereto and the report of the auditors thereon;

(e)	Management’s Discussion and Analysis for the period ended June 30, 2006;

(f)	the comparative consolidated interim financial statements for the period ended June 30, 2006, together with the notes thereto;

(g)	the material change report dated August 2, 2006 (with respect to the merger with Esprit);

(h)	the material change report dated August 8, 2006 (with respect to the consolidation of the then outstanding Class A trust units and Class B trust units of the Trust);

(i)	the material change report dated September 8, 2006 (with respect to the merger with Esprit, including the consolidated pro forma financial statements of the Trust after giving effect to the merger with Esprit);

(j)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which was filed on SEDAR under the category “Other” on September 15, 2006;

(k)	the reconciliation of the financial statements of the Trust for the six months ended June 30, 2006 and for the years ended December 31, 2005 and 2004 to U.S. GAAP, which was filed on SEDAR under the category “Other” on September 8, 2006;

(l)	the material change report dated September 18, 2006 (with respect to the Carson Creek Acquisition); and

(m)	the material change report dated September 20, 2006 (with respect to the Carson Creek Acquisition), which amends and supplements the Prospectus.
      Any statement in the Prospectus or any document incorporated or deemed to be incorporated by reference therein, for the purposes of the offering of the Trust Units offered hereby, shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or the accompanying Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus Supplement or the accompanying Prospectus.
      To the extent that any document or information incorporated by reference herein or into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement and the Prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended.
      You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the Underwriters are not, making an offer of these Trust Units in any jurisdiction where the offer is not permitted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information we previously filed with the SEC and with the securities commissions in each of the provinces of Canada and incorporated by reference in the accompanying Prospectus, is accurate as of its respective date only. Our business, financial condition, results of operations and prospects may have changed since those dates.
FORWARD-LOOKING STATEMENTS
      Certain statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, constitute “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, section 21 E of the United States Securities Exchange Act of 1934, as amended, and section 27A of the United States Securities Act of 1933, as amended. These statements relate to future events or our future performance. All statements, other than statements of historical fact, are forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included, or incorporated by reference, in this Prospectus Supplement or the Prospectus.
      In particular, this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein contain forward-looking statements pertaining to the following:

•	the use of proceeds from any offering made under this Prospectus Supplement and the Prospectus;

•	the size of our oil and natural gas reserves;

•	the performance characteristics of our oil and natural gas properties;

•	oil and natural gas production levels;

•	estimated future cash flow and distributions;

•	capital expenditure programs and the method and timing of the financing thereof;

•	drilling plans and timing of drilling, recompletion and tie-in of wells;

•	projections of market prices and costs and the related sensitivities of distributions;

•	supply of, and demand for, oil and natural gas;

•	weighting of production between different commodities;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•	expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses; and

•	treatment under governmental regulatory regimes and tax laws.
      Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus Supplement, the Prospectus or the documents incorporated by reference therein:

•	volatility in market prices for oil and natural gas;

•	liabilities inherent in our oil and gas operations;

•	adverse regulatory rulings, orders and decisions;

•	uncertainties associated with estimating reserves;

•	competition for, among other things, capital, reserves, undeveloped lands, skilled personnel and access to services;

•	fluctuation in foreign exchange or interest rates;

•	incorrect assessments of the value of our acquisitions and exploration and development programs;

•	stock market volatility and market fluctuations;

•	geological, technical, drilling and processing problems and other difficulties in producing reserves;

•	actions by governmental or regulatory authorities, including changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and royalty trusts; and

•	the other factors discussed under “Risk Factors” in this Prospectus Supplement and in the Prospectus and under the heading “Business Risks” in our revised management’s discussion and analysis for the year ended December 31, 2005, as may be updated from time to time in our interim management’s discussion and analysis.
      Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.
      Readers are cautioned that the foregoing lists of factors are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus Supplement, the Prospectus, including documents incorporated by reference therein are made only as of the date of such document and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this Prospectus, including the Prospectus and the documents incorporated by reference therein are expressly qualified by this cautionary statement.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-10 relating to the Trust Units, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about Pengrowth and the Trust Units, please refer to the registration statement.
      We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.
CURRENCY EXCHANGE RATES
      The financial statements included or incorporated by reference in this Prospectus Supplement and the Prospectus are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Federal Reserve Bank of New York. These rates are set forth as United States dollars per Cdn $1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On September 20, 2006, the noon exchange rate was Cdn.$1.00 equals US$0.8872.

	Six Months Ended		Year Ended
	June 30		December 31
	($)		($)

	2006	2005	2005	2004

High	0.9100	0.8346	0.8690	0.8493
Low	0.8528	0.7872	0.7872	0.7158
Average	0.8787	0.8096	0.8254	0.7682
Period Ended	0.8969	0.8159	0.8579	0.8310
RECENT DEVELOPMENTS
      References in this Prospectus Supplement and the Schedules hereto to boe, mboe and mmboe may be misleading, particularly if used in isolation. A conversion ratio of 6 mcf to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Esprit Business Combination
      We announced, on July 24, 2006, that we had entered into a definitive agreement providing for the combination of Esprit and the Trust. The combination is expected to close on October 2, 2006 and is subject to the approval of the holders of trust units of Esprit on September 26, 2006. The combined trust will retain the Pengrowth name and will be supported by the combined team of technical, management and operational personnel of Pengrowth and Esprit.
      Under the terms of the Combination Agreement, each Esprit trust unit will be exchanged for 0.53 of a Trust Unit. On completion of the combination, existing Pengrowth and Esprit unitholders will own approximately 82% and 18%, respectively, of the combined trust prior to completion of the offering pursuant to this Prospectus Supplement.

Transaction Highlights
      The combination of Pengrowth and Esprit provides the following financial and operational benefits to Unitholders:

•	accretion to distributable cash flow, reserves and production on a per Trust Unit basis;

•	the addition of approximately 67.7 mmboe of Total Proved Plus Probable Reserves and 250,000 net acres of undeveloped land including shallow gas and coal bed methane potential, at a cost of approximately $67,725 per boepd and $19.60 per boe;

•	a strong operating team through the combination of management and operating personnel of Pengrowth and Esprit.
      GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“Sproule”) have evaluated the assets associated with Esprit as at July 1, 2006 in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The following table summarizes the combination of GLJ’s and Sproule’s assessment of the before royalty Pengrowth Interest reserves being acquired using constant and escalated pricing.

	Total Proved	Total Proved Plus
	Reserves	Probable Reserves

Constant Pricing
Oil and natural gas liquids (mbbl)	11,531	16,102
Natural gas (bcf)	230	310
mboe	49,818	67,744
Strip Pricing
Oil and natural gas liquids (mbbl)	11,488	16,045
Natural gas (bcf)	231	312
mboe	50,032	68,034
Carson Creek Acquisition
      We announced on September 18, 2006 that we have entered into a definitive agreement to acquire all of ExxonMobil Canada Energy’s average 89 percent operated working interest in properties in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant (collectively, “Carson Creek”) for a total purchase price of $475 million, prior to adjustments (the “Carson Creek Acquisition”). The Carson Creek Acquisition is expected to close September 28, 2006, with an adjustment date of September 1, 2006, and is subject to customary conditions and regulatory approvals.
Transaction Highlights
      The Carson Creek Acquisition provides the following financial and operational benefits to Unitholders:

•	ownership in one of the larger conventional original oil-in-place reservoirs in western Canada;

•	the addition of approximately 18.9 mmboe of proved plus probable reserves and approximately 5,100 boe per day of production, consisting primarily of high quality, light crude oil;

•	producing reserves representing approximately 93% of total proved reserves;

•	close proximity to our existing interests in the Judy Creek units and Swan Hills Unit No. 1, expanding our key light oil focus area and providing opportunities for development and field operating synergies and improved overall efficiencies for the Judy Creek facilities and Carson Creek facilities;

•	incremental recoverable reserves through up-hole zone development, infill drilling, continued optimization of the existing waterflood program and new enhanced oil recovery programs in the future;

•	accretion to distributable cash flow per Trust Unit; and

•	production and reserve acquisition costs of approximately $93,000 per flowing boe and $25.15 per boe of proved plus probable reserves for long-life light-oil reserves (over 10 year reserve life index).

Carson Creek Acquisition Summary
      The Corporation, 1268071 Alberta Ltd. (“Pengrowth Acquisition Company”) and ExxonMobil Canada Energy (“ExxonMobil”) have entered into a share sale agreement dated September 18, 2006 (the “Share Sale Agreement”). Pengrowth Acquisition Company is a wholly-owned subsidiary of the Corporation. To facilitate the acquisition, ExxonMobil will acquire common shares and preferred shares of 3174792 Nova Scotia Company (“ExxonMobil Sub”). Pengrowth Acquisition Company will acquire all of the shares of the ExxonMobil Sub through a series of transactions whereby Pengrowth Acquisition Company will subscribe for common shares of ExxonMobil Sub, ExxonMobil Sub will redeem the preferred shares held by ExxonMobil and Pengrowth Acquisition Company will acquire all of the remaining outstanding common shares of ExxonMobil Sub. The total consideration payable by Pengrowth Acquisition Company to ExxonMobil under the Share Sale Agreement is $475 million, prior to adjustments.
      When acquired by Pengrowth Acquisition Company, ExxonMobil Sub will own and control an 87.5 percent operated working interest in Carson Creek North Unit No. 1 (the “Carson Creek North Unit”) and a 95.1 percent operated working interest in both Carson Creek Unit No. 1 and the Carson Creek Gas Plant. Carson Creek has production of approximately 5,100 boepd, consisting of 3,450 boepd of light crude oil and natural gas liquids and 10.0 mmcf of natural gas per day. When completed, and prior to the business combination with Esprit the Carson Creek Acquisition will increase Pengrowth’s overall current production by about 9% to approximately 62,500 boepd.
      When completed, the Carson Creek Acquisition will also increase our Total Proved Plus Probable reserves by approximately 18.9 mmboe consisting primarily of high quality 44 degree API light crude oil (on a company interest before royalties basis using GLJ constant pricing).
      We believe Carson Creek is regarded as one of the larger conventional reservoirs in western Canada. Carson Creek is located just 20 kilometers (12.5 miles) south of our existing interests in Judy Creek and Swan Hills Unit No. 1, and will significantly expand our key light oil focus area. The Carson Creek North Unit offers stable long term light crude oil production with potential reserves upside through prospective up-hole zone development, potential infill drilling and enhanced oil recovery opportunities similar to other Swan Hills pools in this area. Pengrowth is an experienced operator of enhanced oil recovery properties (as a result of a successful miscible flood program at Judy Creek and other innovations) and Carson Creek’s proximity to Judy Creek, our largest operated property, offers the potential for operating synergies.
      We will also receive additional beneficial ownership of gross overriding royalties and working interests in non-unitized zones and lands in the area surrounding Carson Creek.
Reserves
      GLJ has evaluated the assets being acquired in the Carson Creek Acquisition as at July 1, 2006 in compliance with NI 51-101. The following table summarizes GLJ’s assessment of the before royalty Pengrowth Interest reserves being acquired, using constant pricing.

	Total Proved	Total Proved Plus
	Reserves	Probable Reserves

Constant Pricing
Oil and natural gas liquids (mbbls)	11,616	14,084
Natural gas (bcf)	23	29
mboe	15,470	18,936
Strip Pricing
Oil and natural gas liquids (mbbl)	11,616	14,084
Natural gas (bcf)	23	29
mboe	15,470	18,936
Pro Forma Description of Pengrowth Following the Carson Creek Acquisition and the Business Combination With Esprit
      Negotiations were undertaken by us with ExxonMobil Canada Energy and with Esprit with a view to acquiring a combination of high quality oil and natural gas properties that would enhance Pengrowth’s interests in our core properties and would provide up side potential for both oil and natural gas exploration and development along with significant additions to our undeveloped acreage position.

      We have developed core competencies in the pursuit of enhanced oil recovery projects, shallow gas drilling, coal bed methane projects and the pursuit of value additions through field and facility optimization. The two transactions, when examined together, will add significant value to Unitholders and will provide a broad portfolio of new opportunities.
Highlights
      Upon completion of the Carson Creek Acquisition and the business combination with Esprit, the following financial and operational benefits are anticipated to accrue to Unitholders:

•	our overall current production will increase by 40% to approximately 81,000 boepd and our overall Total Proved Plus Probable Reserves will increase to approximately 299 mmboe (on a company interest before royalty basis using constant pricing);

•	company production weighted 51% to natural gas and 49% to crude oil and liquids and a reserve life index of approximately 10.5 years on a proved plus probable basis (all using constant prices and costs);

•	combined equity market capitalization of approximately $4.8 billion and an enterprise value of approximately $5.2 billion ranking Pengrowth as one of the larger royalty trusts in the Canadian oil and gas industry;

•	a large and diversified quality asset base with many interests held in Canada’s larger oil and natural gas pools;

•	a strong balance sheet upon completion of the offering pursuant to this Prospectus Supplement giving the Trust flexibility and sustainability;

•	significant up side based on growth and development opportunities on approximately 683,000 net acres of undeveloped land;

•	creation of a stronger platform to capitalize on future growth opportunities through significant acquisitions in North America and other areas in the world.
      A summary of the reserves if Pengrowth prior to the Carson Creek Acquisition and the strategic business combination with Esprit, the reserves associated with each transaction and the pro forma reserves assuming the completion of both transactions are provided in Schedule “A” (constant pricing) and Schedule “B” (strip pricing hereto).
      More comprehensive reserves information prepared using constant pricing and relating to: (i) Pengrowth prior to the Carson Creek Acquisition and the strategic business combination with Esprit; (ii) the Carson Creek Acquisition; (iii) the strategic business combination with Esprit; and (iv) Pengrowth on a pro forma basis after giving effect to the Carson Creek Acquisition and the strategic business combination with Esprit, are attached as Schedules “C”, “D”, “E” and “F” hereto, respectively.
      More comprehensive reserves information prepared using strip pricing and relating to: (i) Pengrowth prior to the Carson Creek Acquisition and the strategic business combination with Esprit; (ii) the Carson Creek Acquisition; (iii) the strategic business combination with Esprit; and (iv) Pengrowth on a pro forma basis after giving effect to the Carson Creek Acquisition and the strategic business combination with Esprit, are attached as Schedules “G”, “H”, “I” and “J” hereto, respectively.
      Pricing assumptions relied upon in preparing the information contained in Schedules “A” through “J” are provided in Schedule “K” hereto.
      The strategic business combination with Esprit is subject to the approval of Esprit unitholders at a meeting to be held on September 26, 2006.

USE OF PROCEEDS
      Our estimated net proceeds from the sale of the 18,585,000 Trust Units offered by this Prospectus Supplement, after deducting the Underwriters’ fee of $21,001,050 and expenses of this offering estimated to be $1,500,000, will be approximately $397,519,950. If the Underwriters’ Option is exercised in full, the Underwriters’ fee will be $26,340,300 and the net proceeds to us after expenses will be approximately $498,965,700. We will use the net proceeds to finance the Carson Creek Acquisition. See “Recent Developments”. We will use any remaining portion of the net proceeds to repay indebtedness, to fund our capital expansion program and for general corporate purposes. See “Consolidated Capitalization” and “Relationship between the Trust and the Underwriters.”
CONSOLIDATED CAPITALIZATION
      The following table summarizes our consolidated capitalization as at June 30, 2006: (i) on an actual basis; and (ii) on a pro forma basis to give effect to the business combination with Esprit, the Carson Creek Acquisition, and the offering of Trust Units pursuant to this Prospectus Supplement (assuming no exercise of the Underwriter’s Option) and the application of the net proceeds of this offering as described under “Use of Proceeds”. You should read this table together with our unaudited comparative consolidated financial statements for period ended June 30, 2006, which are incorporated by reference in the Prospectus.

Outstanding as at
June 30, 2006 after
giving effect to the
business combination
with Esprit, the Carson
	Outstanding as at		Creek Acquisition and
	June 30, 2006		this offering

	(unaudited)		(unaudited)
(Tabular amounts in 000s except numbers of
Trust Units)
Revolving Credit Facility(1)(2)	$ 162,000		$ 381,310
Long-term Debt(3)	$ 326,310		$ 424,758
trust units(3)(4)(5)(6)(7)	$2,506,040		$3,799,570
	(160,777,279 Trust Units	)	(214,084,626 Trust Units	)

Notes:

(1)	Our operating bank loans consist of: (i) a syndicated $500,000,000 extendible revolving term credit facility; and (ii) a $35,000,000 demand operating line of credit for working capital purposes. Proceeds from this offering may be used to retire a portion of this indebtedness. For details, see “Use of Proceeds” and “Relationship between the Trust and the Underwriters” herein and “Material Debt” in the Prospectus.

(2)	Upon the closing of the business combination with Esprit, we anticipate utilizing our credit facilities to repay all amounts owing under Esprit’s credit facility. As at August 31, 2006, Esprit had $259,100,000 of indebtedness pursuant to its credit facility.

(3)	Upon the closing of the merger with Esprit, we will assume the obligations outstanding pursuant to Esprit’s $94,000,000 aggregate principal amount of 6.5% convertible unsecured subordinated debentures due 2010. These debentures will be convertible, at the option of the holders thereof, into approximately 3,676,753 Trust Units.

(4)	Our estimated net proceeds from the sale of the 18,585,000 Trust Units offered by this Prospectus Supplement, after deducting the Underwriters’ fee of $21,001,050 and expenses of this offering estimated to be $1,500,000, will be approximately $397,519,950.

(5)	On July 27, 2006, we consolidated our issued and outstanding Class A trust units and Class B trust units into a single class of trust units, referred to herein as “Trust Units”. Pursuant to this consolidation, all issued and outstanding Class B trust units were renamed as “Trust Units”, all issued and outstanding unclassified trust units were converted to Trust Units and all issued and outstanding Class A trust units were converted to Trust Units, except for Class A trust units for which a declaration of Canadian residency was provided. As at August 31, 2006, we had 161,054,533 Trust Units issued and outstanding and 15,038 Class A trust units issued and outstanding.

(6)	Does not include 4,725,000 Trust Units which may be issued pursuant to the Underwriters’ Option. See “Plan of Distribution”. In the event of the exercise in full of the Underwriters’ Option, the number of issued and outstanding Trust Units will increase to 218,809,626 Trust Units.

(7)	Assumes, based upon an exchange rate of 0.53 Trust Units for each trust unit of Esprit, that 34,722,347 Trust Units will be issued to holders of Esprit trust units pursuant to our business combination with Esprit.

PLAN OF DISTRIBUTION
      Subject to the terms and conditions of an agreement dated September 20, 2006 (the “Underwriting Agreement”) among us and each of the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase on the Closing Date, 18,585,000 Trust Units offered under this Prospectus Supplement at a price of $22.60 per Trust Unit payable to us against delivery of certificates representing the Trust Units. We have also granted an Underwriters’ Option to the Underwriters, exercisable in whole or in part until 4:00 p.m. (Calgary time) on the day before the Closing Date, to purchase on a pro rata basis up to an additional 4,725,000 Trust Units on the same terms. The obligations of the Underwriters, under the Underwriting Agreement, are several and not joint and several and may be terminated on the occurrence of certain stated events. Closing of the offering of Trust Units hereunder is conditional on the closing of the Carson Creek Acquisition. Under the Underwriting Agreement, we shall not be obliged to sell to the Underwriters, nor shall the Underwriters be obliged to purchase, less than all of the Trust Units that the Underwriters have agreed to purchase. The Underwriters are, however, obligated to take up and pay for all such Trust Units if any of the Trust Units are purchased under the Underwriting Agreement. We have agreed to indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities.
      The offering price of the Trust Units was determined by negotiation between us and the Underwriters. We have agreed to pay a fee to the Underwriters in the amount of $1.13 per Trust Unit purchased under this offering. Assuming no exercise of the Underwriters’ Option, the Underwriters’ fee will be $21,001,050 and the net proceeds to us will be $399,019,950 (before deducting the expenses of this offering estimated to be approximately $1,500,000). In the event the Underwriters’ Option is exercised in full, the Underwriters’ fee will be $26,340,300 and the net proceeds to us will be $500,465,700 (before deducting the expenses of this offering estimated to be approximately $1,500,000).
      In connection with any offering of Trust Units under this Prospectus Supplement, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.
      We have agreed that, subject to certain exceptions, we shall not issue or agree to issue any equity securities or other securities convertible into, or exchangeable for, equity securities prior to 90 days after the Closing Date without the prior consent of RBC Dominion Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.
      The TSX has conditionally approved the listing of the Trust Units offered pursuant to this Prospectus Supplement. Listing will be subject to our fulfillment of all the listing requirements of the TSX on or before December 18, 2006.
      This offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Trust Units will be offered in the United States or Canada through the Underwriters either directly or, if applicable, through their respective U.S. or Canadian registered broker-dealer affiliates.
RELATIONSHIP BETWEEN THE TRUST AND THE UNDERWRITERS
      Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is a subsidiary of a Canadian chartered bank (the “Banks”) which is one of our lenders and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. The decision to offer the Trust Units and the determination of the terms of the offering were made through negotiations between us and RBC Dominion Securities Inc., on behalf of the Underwriters. The Banks did not have any involvement in such decisions or determination; however, the Banks have been advised of the offering and the terms thereof. The net proceeds from this offering may be used to reduce our indebtedness to the Banks. See “Use of Proceeds” and “Consolidated Capitalization”.

RISK FACTORS
      An investment in the Trust Units is subject to various risks including those risks inherent to the industries in which we operate. If any of these risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment.
      Before deciding whether to invest in any Trust Units, investors should consider carefully the risks set out below and in the Prospectus under the heading “Risk Factors” and in any documents incorporated by reference therein.
      Pengrowth may not be able to achieve the anticipated benefits of the Carson Creek Acquisition and the integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships.
      Achieving the benefits of the Carson Creek Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pengrowth to realize the anticipated growth opportunities and synergies from acquiring Carson Creek and to achieve certain assumed commodity prices. The integration of Carson Creek requires the dedication of substantial management time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pengrowth’s ability to achieve the anticipated benefits of the Carson Creek Acquisition.
ELIGIBILITY FOR INVESTMENT
      In the opinion of our counsel, Bennett Jones LLP, and Fraser Milner Casgrain LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof and subject to the qualifications and assumptions discussed under the heading “Certain Canadian Income Tax Considerations” in the accompanying Prospectus, the Trust Units offered hereby, on the Closing Date, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for the plans referred to above. Adverse tax consequences may apply to such a plan, or an annuitant thereunder, if such a plan acquires or holds property that is not a qualified investment.
LEGAL MATTERS
      Certain legal matters relating to Canadian law will be passed upon on our behalf by Bennett Jones LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Certain legal matters relating to United States law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton and Garrison LLP and on behalf of the Underwriters by Vinson & Elkins LLP.
INTEREST OF EXPERTS
      As of the date hereof, the partners and associates of Bennett Jones LLP and Fraser Milner Casgrain LLP, each as a group, own beneficially, directly or indirectly, less than 1% of the outstanding Trust Units and Class A trust units, in the aggregate.
      Information relating to our reserves, the reserves relating to the Carson Creek properties and the reserves of Esprit (other than the reserve information relating to Trifecta Resources Inc.) included herein under “Recent Developments — Carson Creek Acquisition” and in the schedules to this Prospectus Supplement was calculated based on an evaluation of, and reports on, the crude oil and natural gas reserves conducted and prepared by GLJ, independent qualified reserves evaluators. Information relating to the reserves of Trifecta Resources Inc. included herein under “Recent Developments — Carson Creek Acquisition” and in the schedules to this Prospectus Supplement was calculated based on an evaluation of, and reports on, the crude oil and natural gas reserves conducted and prepared by Sproule, independent qualified reserves evaluators. As of the date hereof, the directors and officers of GLJ and Sproule each, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Trust Units and Class A trust units, in the aggregate.

PURCHASERS’ STATUTORY RIGHTS
      Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission, or in some jurisdictions, damages if the Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATES OF PENGROWTH
Dated: September 20, 2006
      This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.
Pengrowth Energy Trust
By: Pengrowth Corporation as Administrator

(Signed) James S. Kinnear	(Signed) Christopher G. Webster
James S. Kinnear	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(Signed) Thomas A. Cumming	(Signed) Michael S. Parrett
Thomas A. Cumming	Michael S. Parrett
Director	Director
By: Pengrowth Management Limited, as Manager

(Signed) James S. Kinnear	(Signed) Gordon M. Anderson
James S. Kinnear	Gordon M. Anderson
President	Vice President, Financial Services in the capacity of Chief Financial Officer
On behalf of the Board of Directors
(Signed) James S. Kinnear
James S. Kinnear
Director

CERTIFICATE OF THE UNDERWRITERS
Dated: September 20, 2006
      To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.
RBC Dominion Securities Inc.
By: (Signed) Derek Neldner
BMO Nesbitt Burns Inc.
By: (Signed) Eric L. Toews
CIBC World Markets Inc.
By: (Signed) Brenda A. Mason
Scotia Capital Inc.
By: (Signed) Craig M. Langpap

National Bank Financial Inc.	TD Securities Inc.

By: (Signed) Robert B. Wonnacott	By: (Signed) Alec W.G. Clark
Merrill Lynch Canada inc.
By: (Signed) Aaron Papps

HSBC Securities (Canada) Inc.		Sprott Securities Inc.

By: (Signed) Rod A. McIsaac		By: (Signed) Brian K. Petersen

Canaccord Capital Corporation	Raymond James Ltd.	Dundee Securities Corporation

By: (Signed) Karl B. Staddon	By: (Signed) Edward J. Bereznicki	By: (Signed) Ali A. Bhojani

FirstEnergy Capital Corp.		Peters & Co. Limited

By: (Signed) Hugh R. Sanderson		By: (Signed) Bradley P.D. Fedora

SCHEDULE “A”

SUMMARY PENGROWTH, BASE AND PRO FORMA THE CARSON CREEK
ACQUISITION AND THE STRATEGIC BUSINESS COMBINATION
WITH ESPRIT ENERGY TRUST
Selected Pro Forma Reserves and Operational Information — Constant Pricing
      The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the Carson Creek Acquisition, Esprit (including Esprit’s acquisition of Trifecta Resources Inc. on July 5, 2006) Pengrowth and on a pro forma combined basis, as at and for the periods indicated.

	Pengrowth	Carson Creek		Esprit	Pengrowth
	Updated(1)	Properties(2)		Acquisition(3)	Pro Forma(4)

Proved Reserves
Crude oil and NGLs (mbbls)	101,949	11,616		11,531	125,096
Natural gas (bcf)	399	23		230	652
Total (mboe)(5)	168,495	15,470		49,818	233,783
Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	128,854	14,084		16,102	160,040
Natural gas (bcf)	494	29		310	833
Total (mboe)(5)	212,184	18,936		67,744	298,864
Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($millions)	3,176	334		635	4,145
Total Proved Plus Probable Reserves ($millions)	3,821	384		815	5,021
Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($millions)	4,011	424		784	5,220
Total Proved Plus Probable Reserves ($millions)	4,964	499		1,038	6,502
Undeveloped Land Holdings
(net acres)	410,000	23,000	(6)	250,000	683,000
Oil and Natural Gas Wells (net wells)
Producing oil wells	691	45		163	899
Producing natural gas wells	1,064	14		500	1,578
Average Daily Production
(three months ended June 30, 2006)
Crude oil and NGLs (bblpd)	31,163	3,440		4,862	39,465
Natural gas (mmcfpd)	151	10		74	235
Total (boepd)(3)	56,325	5,100		17,195	78,632

Notes:

(1)	The Pengrowth updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a mechanical update based on estimated production up to July 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited for $48 million in March of 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. More comprehensive reserves information is provided in Schedule “C” attached hereto.

(2)	The reserve volumes and net present values of future net revenue for the Carson Creek properties are: (i) effective July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon GLJ Petroleum Consultants Ltd.’s forecast prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 17, 2006. More comprehensive reserves information is provided in Schedule “D” attached hereto.

(3)	The reserve volumes and net present values of future net revenue for the Esprit acquisition, other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc. are: (i) effective December 31, 2005 with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report entitled “Evaluation of the P&NG Reserves of Trifecta Resources Inc. (as of May 31, 2006)”; (ii) effective May 31, 2006, with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated September 8, 2006. More comprehensive reserves information is provided in Schedule “E” attached hereto.

(4)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated, Carson Creek Properties and Esprit Acquisition reports. More comprehensive reserves information is provided in Schedule “F” attached hereto.

(5)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(6)	Subject to a farm-out with Apache Canada Limited.

SCHEDULE “B”

SUMMARY PENGROWTH, BASE AND PRO FORMA THE CARSON CREEK
ACQUISITION AND THE STRATEGIC BUSINESS COMBINATION
WITH ESPRIT ENERGY TRUST
Selected Pro Forma Reserves and Operational Information — Strip Pricing
      The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the Carson Creek acquisition, Esprit (including Esprit’s acquisition of Trifecta Resources Inc. on July 5, 2006) and Pengrowth on a pro forma combined basis, as at and for the periods indicated.

	Pengrowth	Carson Creek		Esprit	Pengrowth
	Updated(1)	Properties(2)		Acquisition(3)	Pro Forma(4)

Proved Reserves
Crude oil and NGLs (mbbls)	101,589	11,616		11,488	124,693
Natural gas (bcf)	401	23		231	656
Total (mboe)(5)	168,437	15,470		50,032	233,939
Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	129,528	14,084		16,045	159,657
Natural gas (bcf)	496	29		312	837
Total (mboe)(5)	212,209	18,936		68,034	299,179
Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($millions)	3,330	314		846	4,490
Total Proved Plus Probable Reserves ($millions)	4,009	363		1,076	5,448
Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($millions)	4,186	394		1,051	5,632
Total Proved Plus Probable Reserves ($millions)	5,210	468		1,384	7,062
Undeveloped Land Holdings
(net acres)	410,000	23,000	(6)	250,000	683,000
Oil and Natural Gas Wells (net wells)
Producing oil wells	691	45		163	899
Producing natural gas wells	1,064	14		500	1,578
Average Daily Production
(three months ended June 30, 2006)
Crude oil and NGLs (bblpd)	31,163	3,440		4,862	39,465
Natural gas (mmcfpd)	151	10		74	235
Total (boepd)(3)	56,325	5,100		17,195	78,632

Notes:

(1)	The Pengrowth updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a mechanical update based on estimated production up to July 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited for $48 million in March of 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. More comprehensive reserves information is provided in Schedule “G” attached hereto.

(2)	The reserve volumes and net present values of future net revenue for the Carson Creek properties are: (i) effective July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 17, 2006. More comprehensive reserves information is provided in Schedule “H” attached hereto.

(3)	The reserve volumes and net present values of future net revenue for the Esprit acquisition, other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc. are: (i) effective December 31, 2005 with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report entitled “Evaluation of the P&NG Reserves of Trifecta Resources Inc. (as of May 31, 2006)”; (ii) effective May 31, 2006, with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated September 19, 2006. More comprehensive reserves information is provided in Schedule “I” attached hereto.

(4)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated, Carson Creek Properties and Esprit Acquisition reports. More comprehensive reserves information is provided in Schedule “J” attached hereto.

(5)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(6)	Subject to a farm-out with Apache Canada Limited.

SCHEDULE “C”

C-1

PENGROWTH UPDATED RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND
	MEDIUM OIL		HEAVY OIL		NATURAL GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	55,861	47,860	10,403	8,864	344.1	272.4
Proved Developed Non-Producing	356	302	58	54	24.0	18.3
Proved Undeveloped	18,732	15,155	1,797	1,506	31.2	24.1

Total Proved Reserves	74,950	63,316	12,259	10,424	399.3	314.8
Probable Reserves	21,213	17,612	3,020	2,475	94.7	73.1

Total Proved Plus Probable Reserves	96,162	80,928	15,278	12,899	494.0	387.9

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	12,837	8,780	136,452	110,907
Proved Developed Non-Producing	637	457	5,054	3,859
Proved Undeveloped	1,266	894	26,989	21,573

Total Proved Reserves	14,740	10,130	168,495	136,339
Probable Reserves	3,674	2,633	43,690	34,898

Total Proved Plus Probable Reserves	18,414	12,764	212,184	171,237

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	4,365.8	3,239.6	2,607.8	2,204.4	1,923.4
Proved Developed Non-Producing	117.8	88.0	70.8	59.5	51.5
Proved Undeveloped	1,006.1	683.4	497.4	378.8	297.9

Total Proved Reserves	5,489.7	4,011.0	3,176.0	2,642.7	2,272.8
Probable Reserves	1,666.9	953.4	645.4	480.7	379.6

Total Proved Plus Probable Reserves	7,156.6	4,964.4	3,821.4	3,123.4	2,652.4

C-2

SCHEDULE “D”

D-1

CARSON CREEK PROPERTIES RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		NATURAL
	MEDIUM OIL		GAS

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	8,105	6,786	22.3	15.6
Proved Developed Non-Producing	21	11	0.0	0.0
Proved Undeveloped	825	644	0.8	0.5

Total Proved Reserves	8,950	7,440	23.1	16.1
Probable Reserves	1,828	1,519	6.0	4.2

Total Proved Plus Probable Reserves	10,778	8,960	29.1	20.3

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	2,562	2,292	14,391	11,671
Proved Developed Non-Producing	3	3	27	16
Proved Undeveloped	101	100	1,052	832

Total Proved Reserves	2,666	2,395	15,470	12,519
Probable Reserves	640	539	3,465	2,754

Total Proved Plus Probable Reserves	3,306	2,935	18,936	15,273

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT
	(%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	536.5	388.4	305.9	254.3	219.0
Proved Developed Non-Producing	1.3	1.4	1.4	1.3	1.3
Proved Undeveloped	46.6	34.0	26.4	21.3	17.6

Total Proved Reserves	584.3	423.8	333.7	276.9	237.9
Probable Reserves	129.2	75.5	50.3	36.3	27.5

Total Proved Plus Probable Reserves	713.5	499.3	384.0	313.2	265.4

D-2

SCHEDULE “E”

E-1

ESPRIT ACQUISITION RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ (Esprit) and SAL (Trifecta) prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	4,025	3,477	419	371	190.8	147.7
Proved Developed Non-Producing	103	96	55	44	11.0	8.8
Proved Undeveloped	291	266	0	0	27.9	20.5

Total Proved Reserves	4,420	3,839	474	415	229.7	177.0
Probable Reserves	2,207	1,823	221	193	80.1	60.8

Total Proved Plus Probable Reserves	6,627	5,662	695	608	309.9	237.9

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	4,995	3,445	41,242	31,921
Proved Developed Non-Producing	239	163	2,239	1,760
Proved Undeveloped	1,404	950	6,336	4,633

Total Proved Reserves	6,637	4,557	49,818	38,315
Probable Reserves	2,143	1,475	17,926	13,638

Total Proved Plus Probable Reserves	8,780	6,032	67,744	51,951

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT
	(%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	877.2	667.0	546.9	468.8	413.5
Proved Developed Non-Producing	41.7	33.5	27.9	23.8	20.8
Proved Undeveloped	125.2	84.2	60.4	45.2	34.8

Total Proved Reserves	1,044.3	784.7	635.2	537.9	469.2
Probable Reserves	405.7	253.4	179.9	137.7	110.6

Total Proved Plus Probable Reserves	1,449.9	1,038.1	815.1	675.6	579.9

E-2

SCHEDULE “F”

F-1

PENGROWTH PRO FORMA RESERVES INFORMATION(1)
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	67,991	58,123	10,822	9,235	557.2	435.7
Proved Developed Non-Producing	480	409	113	98	35.0	27.1
Proved Undeveloped	19,848	16,065	1,797	1,506	59.9	45.1

Total Proved Reserves	88,320	74,595	12,733	10,839	652.1	507.9
Probable Reserves	25,248	20,954	3,241	2,668	180.8	138.1

Total Proved Plus Probable Reserves	113,567	95,550	15,973	13,507	833.9	646.1

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	20,349	14,517	192,085	154,499
Proved Developed Non-Producing	879	623	7,320	5,635
Proved Undeveloped	2,771	1,944	34,377	27,038

Total Proved Reserves	24,043	17,082	233,783	187,173
Probable Reserves	6,457	4,647	65,081	51,290

Total Proved Plus Probable Reserves	30,500	21,731	298,864	238,461

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT
	(%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	5,779.5	4,295.0	3,460.6	2,927.5	2,555.9
Proved Developed Non-Producing	160.8	122.9	100.1	84.6	73.6
Proved Undeveloped	1,177.9	801.6	584.2	445.3	350.3

Total Proved Reserves	7,118.3	5,219.5	4,144.9	2,457.5	2,979.9
Probable Reserves	2,201.8	1,282.3	875.6	654.7	517.7

Total Proved Plus Probable Reserves	9,320.0	6,501.8	5,020.5	4,112.2	3,497.7

Note:

(1)	Pro forma, assuming completion of the Carson Creek Acquisition and the business combination with Esprit.

F-2

SCHEDULE “G”

G-1

PENGROWTH UPDATED RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND				NATURAL
	MEDIUM OIL		HEAVY OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	55,698	47,737	10,317	8,893	345.9	273.7
Proved Developed Non-Producing	355	301	57	53	24.1	18.3
Proved Undeveloped	18,618	15,261	1,797	1,507	31.1	24.0

Total Proved Reserves	74,671	63,298	12,171	10,453	401.1	316.0
Probable Reserves	21,235	17,706	3,034	2,508	95.0	73.2

Total Proved Plus Probable Reserves	95,906	81,005	15,205	12,961	496.1	389.2

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	12,842	8,797	136,500	111,049
Proved Developed Non-Producing	639	460	5,074	3,857
Proved Undeveloped	1,266	895	26,863	21,663

Total Proved Reserves	14,747	10,152	168,437	136,569
Probable Reserves	3,670	2,633	43,772	35,044

Total Proved Plus Probable Reserves	18,417	12,784	212,209	171,614

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT
	(%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	4,634.7	3,441.7	2,784.4	2,368.1	2,078.7
Proved Developed Non-Producing	169.4	124.0	99.4	83.7	72.6
Proved Undeveloped	932.6	620.7	446.0	336.6	262.8

Total Proved Reserves	5,736.7	4,186.4	3,329.8	2,788.3	2,414.1
Probable Reserves	1,878.7	1,022.7	679.4	503.6	398.2

Total Proved Plus Probable Reserves	7,615.5	5,209.7	4,009.1	3,292.0	2,812.3

G-2

SCHEDULE “H”

H-1

CARSON CREEK PROPERTIES RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND
	MEDIUM OIL		NATURAL GAS

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	8,105	6,786	22.3	15.6
Proved Developed Non-Producing	21	11	0.0	0.0
Proved Undeveloped	825	644	0.8	0.5

Total Proved Reserves	8,950	7,440	23.1	16.1
Probable Reserves	1,828	1,519	6.0	4.2

Total Proved Plus Probable Reserves	10,778	8,960	29.1	20.3

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	2,562	2,294	14,391	11,672
Proved Developed Non-Producing	3	3	27	16
Proved Undeveloped	101	100	1,052	832

Total Proved Reserves	2,666	2,397	15,470	12,521
Probable Reserves	640	540	3,465	2,754

Total Proved Plus Probable Reserves	3,306	2,937	18,936	15,275

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT
	(%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	495.6	362.4	288.8	242.8	211.3
Proved Developed Non-Producing	1.1	1.3	1.3	1.3	1.2
Proved Undeveloped	42.7	30.6	423.6	18.9	15.7

Total Proved Reserves	539.5	394.4	313.7	263.0	228.2
Probable Reserves	127.8	73.5	48.8	35.2	26.8

Total Proved Plus Probable Reserves	667.3	468.0	362.5	298.3	255.0

H-2

SCHEDULE “I”

I-1

ESPRIT ACQUISITION RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION (ESPRIT) AND SAL’S EVALUATION (TRIFECTA)
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND
	MEDIUM OIL		HEAVY OIL		NATURAL GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	3,978	3,433	418	372	192.2	149.0
Proved Developed Non-Producing	103	96	55	44	11.1	8.8
Proved Undeveloped	291	266			28.0	20.6

Total Proved Reserves	4,373	3,795	473	416	231.3	178.4
Probable Reserves	2,190	1,807	221	194	80.7	61.3

Total Proved Plus Probable Reserves	6,563	5,601	694	610	311.9	239.7

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	5,000	3,454	41,436	32,086
Proved Developed Non-Producing	238	163	2,247	1,768
Proved Undeveloped	1,404	951	6,349	4,646

Total Proved Reserves	6,642	4,568	50,032	38,499
Probable Reserves	2,146	1,479	18,003	13,703

Total Proved Plus Probable Reserves	8,788	6,047	68,034	52,202

Note:
Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT
	(%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	1,193.8	889.4	723.0	617.6	544.1
Proved Developed Non-Producing	60.1	48.6	40.8	35.2	30.9
Proved Undeveloped	168.1	113.2	82.2	62.9	49.7

Total Proved Reserves	1,421.9	1,051.4	846.0	715.5	624.5
Probable Reserves	564.4	332.8	230.4	174.5	139.9

Total Proved Plus Probable Reserves	1,986.3	1,384.2	1,076.4	890.1	764.4

I-2

SCHEDULE “J”

J-1

PENGROWTH PRO FORMA RESERVES INFORMATION(1)
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND
	MEDIUM OIL		HEAVY OIL		NATURAL GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	67,781	57,956	10,735	9,265	560.4	438.3
Proved Developed Non-Producing	479	408	112	97	35.2	27.1
Proved Undeveloped	19,734	16,171	1,797	1,507	59.9	45.1

Total Proved Reserves	87,994	74,533	12,644	10,869	655.5	510.5
Probable Reserves	25,253	21,032	3,255	2,702	181.7	138.7

Total Proved Plus Probable Reserves	113,247	95,566	15,899	13,571	837.1	649.2

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	20,404	14,545	192,327	154,807
Proved Developed Non-Producing	880	626	7,348	5,641
Proved Undeveloped	2,771	1,946	34,264	27,141

Total Proved Reserves	24,055	17,117	233,939	187,589
Probable Reserves	6,456	4,652	65,240	51,501

Total Proved Plus Probable Reserves	30,511	21,768	299,179	239,091

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	6,324.1	4,693.5	3,796.2	3,228.5	2,834.1
Proved Developed Non-Producing	230.6	173.9	141.5	120.2	104.7
Proved Undeveloped	1,143.4	764.5	551.8	418.4	328.2

Total Proved Reserves	7,698.1	5,632.2	4,489.5	3,766.8	3,266.6
Probable Reserves	2,570.9	1,329.0	958.6	713.3	564.9

Total Proved Plus Probable Reserves	10,269.1	7,061.9	5,448.0	4,480.4	3,831.7

Note:

(1)	Pro forma, assuming completion of the Carson Creek Acquisition and the business combination with Esprit.

J-2

SCHEDULE “K”

K-1

PRICING ASSUMPTIONS
SUMMARY OF PRICING ASSUMPTIONS RESERVES INFORMATION
as of July 1, 2006
CONSTANT PRICES AND COSTS

NATURAL
	OIL				GAS	NGLx(1)

	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy	AECO Gas			Pentanes	EXCHANGE
YEAR(3)	Oklahoma	40[o] API	29.3[o] API	12[o] API	Price	Propane	Butane	Plus	RATE(2)

	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)
2006(4)	73.93	85.28	75.43	52.42	5.33	52.02	63.11	89.04	0.8969

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at July 1, 2006

(4)	This forecast represents the constant price forecast used by GLJ.
NYMEX (June 26, 2006) FORWARD STRIP PRICING UNTIL 2011

					HEAVY
			LIGHT CRUDE OIL		CRUDE OIL	NGLs AT EDMONTON

			WTI	Edmonton
	Exchange		Cushing	Par Price	Heavy at			Pentanes
	Rate	Inflation	Oklahoma	40 API	Hardisty	Propane	Butane	Plus	Sulphur
Year	$US/$Cdn	%	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/lt

2006	0.8936	0.0	73.20	81.24	42.49	51.99	60.24	82.74	31.00
2007	0.9003	2.0	74.41	81.99	43.99	52.49	60.74	83.74	21.00
2008	0.9085	2.0	72.34	78.97	43.72	50.47	58.47	80.47	9.50
2009	0.9224	2.0	70.32	75.59	43.59	48.34	55.84	77.09	9.50
2010	0.9218	2.0	68.74	73.92	44.17	47.42	54.67	75.42	10.50
2011	0.9218	2.0	67.46	72.53	46.78	46.53	53.78	74.03	12.00
Thereafter	0.9218	2.0	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year

			NATURAL GAS

				Sable	Alberta Spot	Alberta Spot
	Exchange		Henry Hub	Plant-gate	Plant-gate	@AECO-C
	Rate	Inflation	$US	$Cdn/	$Cdn/	$Cdn/
Year	$US/$Cdn	%	mmbtu	mmbtu	mmbtu	mmbtu

2006	0.8936	0.0	7.17	7.07	6.77	6.98
2007	0.9003	2.0	9.04	9.08	8.29	8.51
2008	0.9085	2.0	8.77	8.70	8.31	8.53
2009	0.9224	2.0	8.31	8.08	7.97	8.19
2010	0.9218	2.0	7.90	7.64	7.66	7.88
2011	0.9218	2.0	7.44	7.15	7.16	7.37
Thereafter	0.9218	2.0	+2%/year	+2%/year	+2%/year	+2%/year

K-2